                                                               EXHIBIT (b)(1)

February 13, 1997

Mr. Richard A. Lechleiter
Vice President of Finance and
Corporate Controller
Vencor, Inc.
3300 Providian Center
400 West Market Street
Louisville, Kentucky  40202

Dear Rich:

You have advised us that Vencor, Inc. (the "Borrower") intends to acquire TheraTx, Incorporated (the "Acquired Company"; hereinafter the acquisition of Acquired Company may be referred to as the "Acquisition") for approximately $550 million, including assumed debt. This Acquisition will be structured as a stock acquisition. You have also advised us that $1.6 billion in a senior credit facility (the "Credit Facility") will be required in order to effect the Acquisition, to pay the costs and expenses related to the Acquisition and to provide for ongoing general corporate purposes after completion of the Acquisition.

In connection with the foregoing, Morgan Guaranty Trust Company of New York, as Documentation Agent ("Morgan") and NationsBank, N.A., as Administrative Agent ("NationsBank"; "Morgan" and "NationsBank" collectively referred to as the "Agents") are pleased to advise you of their commitment to each underwrite $800 million of the Credit Facility described in the term sheet attached hereto as Annex I (the "Term Sheet"). The foregoing commitments are made by the Agents on a several and not a joint basis. J.P. Morgan Securities Inc. ("JPMSI") and NationsBanc Capital Markets, Inc. ("NCMI"; "JPMSI" and "NCMI" collectively the "Arrangers") are pleased to advise you of their commitment as Arrangers and Syndication Agents for the Credit Facility, to form a syndicate of financial institutions (the "Lenders") reasonably acceptable to you and the Arrangers for the Credit Facility. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Term Sheet.

The commitments of the Agents and the Arrangers hereunder are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to the Agents and Arrangers in their sole discretion:

     (a)   each of the terms and conditions set forth herein;

     (b)   each of the terms and conditions set forth in the Term Sheet;

     (c) execution by the Borrower, the Acquired Company and/or other appropriate parties of the definitive Agreement and Plan of Merger dated as of February 9, 1997, without material changes made thereto; and execution of other related documentation relating to the Acquisition in form and substance satisfactory to the Agents and the Arrangers;

     (d) the negotiation, execution and delivery of definitive documentation with respect to the Credit Facility consistent with the Term Sheet satisfactory to the Agents and the Arrangers;

     (e) there not having occurred and continuing since the date hereof a material adverse change in the market for syndicated bank credit facilities or a material disruption of, or a material adverse change in, financial, banking, capital market conditions or regulatory/healthcare reimbursement environment, in each case as determined by the Agents and the Arrangers in their sole discretion; and

     (f) that prior to and during the syndication of the Credit Facility there shall be no competing offering, placement or arrangement of debt securities or bank financing on behalf of the Borrower (unless otherwise agreed to by the Agents and the Arrangers).

No additional agents will be appointed or titles granted without the prior approval of the Agents and the Arrangers.

Furthermore, the commitments of the Agents and the Arrangers hereunder are based upon the financial and other information regarding the Borrower, the Acquired Company and their respective subsidiaries previously provided to the Agents and the Arrangers, and are subject to the condition, among others, that there shall not have occurred after the date of such information any material adverse change in the business, assets, liabilities (actual or contingent), operations or financial condition of the Borrower, the Acquired Company and their respective subsidiaries taken as a whole. If the continuing review by the Agents and the Arrangers of the Borrower or the Acquired Company discloses information relating to conditions or events not previously disclosed to the Agents and the Arrangers or relating to new information or additional developments concerning conditions or events previously disclosed to the Agents and the Arrangers which are reasonably expected to have a material adverse effect on the financial condition, assets, properties, business, operations or liabilities (actual or contingent) of the Borrower or the Acquired Company and their respective subsidiaries taken as a whole, the Agents and the Arrangers may, in their sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing.

You agree to actively assist the Agents and the Arrangers in achieving a syndication of the Credit Facility that is satisfactory to the Agents, the Arrangers and you. Syndication of the Credit Facility will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Borrower and the Acquired Company, and the proposed Lenders. To assist the Agents and the Arrangers in the syndication efforts, you hereby agree to (a) provide and cause your advisors to provide the Agents and the Arrangers and the other Lenders upon request with all information reasonably deemed necessary by the Agents and the Arrangers to complete the syndication, including but not limited to information and evaluations prepared by the Borrower and the Acquired Company and their advisors, or on their behalf, relating to the Acquisition, (b) assist the Agents and the Arrangers upon their reasonable requests in the preparation of an Information Memorandum to be used in connection with the syndication of the Credit Facility, and (c) otherwise assist the Agents and the Arrangers in their syndication efforts, including by making available officers and advisors of the Borrower and the Acquired Company and their subsidiaries from time to time to attend and make presentations regarding the business and prospects of the Borrower and the Acquired Company and their subsidiaries, as appropriate, at a meeting or meetings of prospective Lenders. You further agree to refrain from engaging in any additional financings for the Acquired Company (except as described in this letter) during such syndication process unless otherwise agreed to by the Agents and the Arrangers.

It is understood and agreed that the Agents and the Arrangers will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders, all of the foregoing in consultation with you. It is understood that no Lender participating in the Credit Facility will receive compensation from you outside the terms contained herein and in the Term Sheet in order to obtain its commitment. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of the Agents and the Arrangers and that any Lender commitments received as a result of a syndication prior to execution of definitive documentation will reduce the commitments of the Agents.

You hereby represent, warrant and covenant that (i) all information, other than Projections (as defined below), which has been or is hereafter made available to the Agents and the Arrangers or the Lenders by you or any of your representatives in connection with the transactions contemplated hereby ("Information") when taken as a whole is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein misleading and (ii) all financial projections concerning the Borrower and the Acquired Company that have been or are hereafter made available to the Agents and the Arrangers or the Lenders by you or any of your representatives (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Credit Facility so that the representation and warranty in the preceding sentence is correct on such date. In arranging and syndicating the Credit Facility, the Agents and the Arrangers will be using and relying on the Information and the Projections without independent verification thereof.

By executing this letter agreement, you agree to reimburse the Agents and the Arrangers from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees and disbursements and other charges of special counsel to the Agents incurred in connection with the Credit Facility and the preparation of the definitive documentation for the Credit Facility and the other transactions contemplated hereby).

In the event that the Agents or Arrangers become involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this letter, the Borrower will reimburse the Agents and the Arrangers for their reasonable legal and other out-of-pocket expenses (including the cost of any investigation and preparation) as they are incurred by the Agents and the Arrangers. The Borrower also agrees to indemnify and hold harmless the Agents and Arrangers and their affiliates and their respective directors, officers, employees and agents (the "Indemnified Parties") from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter, unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted primarily from the gross negligence or willful misconduct of the Agents or the Arrangers.

The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this letter agreement or the commitments of the Agents and the Arrangers hereunder.

As described herein and in the Term Sheet, JPMSI and NCMI will act as Arrangers and Syndication Agents for the Credit Facility. The Agents reserve the right to allocate, in whole or in part, to JPMSI and

NCMI certain fees payable to Morgan and NationsBank in such manner as the Agents and the Arrangers agree in their sole discretion. You acknowledge and agree that Morgan and NationsBank may share with any of their affiliates (including specifically the Arrangers) any information relating to the Credit Facility, the Borrower, the Acquired Company, and their subsidiaries and affiliates.

This letter agreement may not be assigned by the Borrower without the prior written consent of the Agents and the Arrangers.

Except as required by applicable law, this letter and the contents hereof shall not be disclosed by you to any third party (including the Acquired Company) without the prior consent of the Agents and the Arrangers, other than to your attorneys, financial advisors and accountants, in each case to the extent necessary in your reasonable judgment; provided, however, it is understood and agreed that, after acceptance of this letter by you by execution in the space provided below, you may disclose the terms of this letter to the Acquired Company in connection with the offer. We acknowledge and agree that this letter will be filed with the Securities and Exchange Commission. Without limiting the foregoing, in the event that you disclose the contents of this letter in contravention of the preceding sentences, you shall be deemed to have accepted the terms of this letter.

This letter may be executed in counterparts which, taken together, shall constitute an original. This letter, together with the Term Sheet, embodies the entire agreement and understanding among the Agents, the Arrangers and the Borrower with respect to the specific matters set forth herein and supersedes all prior agreements and understandings relating to the subject matter hereof, not withstanding the foregoing, the parties hereto acknowledge that the terms of the confidential letter dated July 21, 1995 from the Agents to the Borrower shall be deemed to apply to confidential information delivered in connection with the transaction described herein until the earlier of (a) one year from the date hereof or (b) the execution of a definitive agreement with respect to the Credit Facility including a confidentiality provision. No party has been authorized by the Agents or the Arrangers to make any oral or written statements inconsistent with this letter. THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAW.

If you are in agreement with the foregoing, please execute and return the enclosed copy of this letter agreement no later than the close of business on February 14, 1997. This letter agreement will become effective upon your delivery to us of executed counterparts of this letter agreement and, without limiting the more specific terms hereof and of the Term Sheet, you agree upon acceptance of these commitments to pay the fees set forth in the Term Sheet. These commitments shall terminate if not so accepted by you prior to that time. Following acceptance by you, these commitments will terminate on April 15, 1997, unless the Credit Facility is closed by such time.

Very truly yours,

J. P. MORGAN SECURITIES INC.             MORGAN GUARANTY TRUST COMPANY
                                                    OF NEW YORK

    /s/ Stephen Kenneally                    /s/ Diana H. Imhof
By: _________________________            By: ____________________________
    Title: Vice President                    Title: Vice President

60 Wall Street                           60 Wall Street
New York, New York 10260                 New York, New York 10260
Telephone:  212/648-6993                 Telephone:  212/648-7173
Telecopier: 212/648-5016                 Telecopier: 212/648-5018


NATIONSBANC CAPITAL MARKETS, INC.        NATIONSBANK, N.A.

    /s/ Bruce Ofenloch                         /s/ Ashley M. Crabtree
By: ___________________________________    By: ______________________________
    Title: Managing Director                   Title: Senior Vice President

NationsBank Corporate Center              NationsBank Corporate Center
100 North Tryon Street                    100 North Tryon Street
Charlotte, North Carolina  28255          Charlotte, North Carolina  28255
Telephone:  704/386-3569                  Telephone:  704/386-3569
Telecopier: 704/386-0209                  Telecopier: 704/386-0209


ACCEPTED AND AGREED TO
this 13th day of February, 1997:

VENCOR, INC.

    /s/ Richard A. Lechleiter
By: __________________________________
    Title: VP Finance &
           Corporate Controller

                        SUMMARY OF TERMS AND CONDITIONS
                               FOR VENCOR, INC.


BORROWER:                     Vencor, Inc.

GUARANTORS:                   Material subsidiaries shall unconditionally
                              guarantee all amounts due and payable by the Borrower.

AMOUNT:                       $1,600,000,000.

FACILITY DESCRIPTION:         Five-year revolving credit facility maturing in
                              2002.

PURPOSE: To finance the acquisition of TheraTx, Incorporated ("TheraTx") and for general corporate purposes (including working capital and acquisitions) and to finance existing and future letters of credit.

                              PROJECT LOANS: To finance capital expansion projects.

                              MERGER LOANS:   To refinance existing debt at
                              TheraTx and existing debt at Vencor.

                              GENERAL PURPOSE LOANS:   To finance general
                              corporate purposes.

                              LETTERS OF CREDIT: Up to $150 million for letters of credit.

CO-ARRANGERS:                 J.P. Morgan Securities Inc.
                              NationsBanc Capital Markets, Inc.

DOCUMENTATION AGENT:          Morgan Guaranty Trust Company of New York
                              ("Morgan").

ADMINISTRATIVE AGENT:         NationsBank, N.A. ("NationsBank").

L/C ISSUING BANKS:            NationsBank, PNC Bank, Seattle First, Bank of
                              America, National City Bank, Wachovia Bank and any other Bank designated by Vencor from time to time.

LENDERS: A syndicate of lenders acceptable to the Borrower and the
                              Co-Arrangers (the "Banks").

SECURITY:                     Vencor's obligations under this facility and its
                              obligation to individual Banks with respect to derivative obligations will be secured by a first priority lien on the capital stock of Vencor's present and future principal subsidiaries and by all present and future intercompany debt owed to Vencor by its subsidiaries.

February 13, 1997                                                       Page 1

                              Collateral to be automatically released upon Vencor receiving a public senior unsecured long term debt rating by both S&P and Moody's of BBB-and Baa3 ("Investment Grade Status").

                              The Banks may also receive pledges of certain mortgages as an abundance of caution, which may be released without Banks consent at the request of Vencor.

BORROWING OPTIONS:            LIBOR, Adjusted CD, Base Rate and Money Market.

                              CD will be automatically adjusted for reserves and other regulatory requirements. LIBOR adjustments for Reg D will be charged by Banks individually

                              Base Rate means the higher of NationsBank's prime rate or the federal funds rate + 0.50%.

MONEY MARKET OPTION:          If the Borrower's debt is Investment Grade, the
                              Borrower may request the Administrative Agent to solicit competitive bids from the Banks at a margin over LIBOR or at an absolute rate. Each
                              Bank will bid at its own discretion for amounts up to the total amount of the commitments, and the Borrower will be under no obligation to accept any of the bids. Any Money Market advances made by a Bank shall be deemed usage of the facility for the purpose of availability. However, each Bank's advance shall not reduce such Bank's obligation to lend its pro rata share of the remaining undrawn commitment.

                              If the Borrower's debt is not Investment Grade, but is rated no lower than BB by S&P and Ba2 by Moody's, the Borrower may request bids from the Banks as described above up to maximum amount of $100,000,000.

PRICING: Pricing on the commitments, loans, and letters of credit will be at the following rates per annum, expressed in basis points, and will vary according to to credit quality (see pricing grid below).

                TOTAL DEBT/     FACILITY     LIBOR       CD      BASE RATE
                EBITDA RATIO    FEE (BP)   PLUS (BP)  PLUS (BP)  PLUS (BP)
                --------------  ---------  ---------  ---------  ----------

      GREATER THAN  3.50           31.25      68.75      81.25        0.00
      GREATER THAN  3.25           25.00      62.50      75.00        0.00
      GREATER THAN  3.00           25.00      50.00      62.50        0.00
      GREATER THAN  2.50           20.00      42.50      55.00        0.00
      GREATER THAN  2.00           17.50      37.50      50.00        0.00
      LESS THAN/
      EQUAL TO      2.00           12.50      25.00      37.50        0.00

February 13, 1997                                                       Page 2

FACILITY FEE:                   A per annum fee calculated on a 365/366-day
                                basis on each Bank's commitment irrespective of usage, payable quarterly in arrears.

LETTER OF CREDIT FEE:           A per annum fee calculated on a 360-day basis on
                                the amount available for drawing under issued letters of credit, payable quarterly in arrears and upon termination of the facility. Such fee shall be equal to the applicable LIBOR margin in effect from time to time according to the above pricing grid.

LETTER OF CREDIT FRONTING FEE:  To be determined by Vencor and each L/C Issuing
                                Bank.

LETTERS OF CREDIT:              Letters of credit will be issued by an L/C
                                Issuing Bank. Letters of credit will expire no later than the fifth business day prior to the maturity date of the facility.

                                Drawings under any letter of credit will be reimbursed by Vencor on the same business day.

SWINGLINE OPTION:               The Administrative Agent agrees to make
                                swingline loans to the Borrower from time to time in an aggregate amount up to $20,000,000.
                                Such loans shall bear interest at a rate mutually agreeable between the Borrower and the Administrative Agent.

INTEREST PAYMENTS:              At the end of each applicable Interest Period or
                                quarterly, if earlier.

INTEREST PERIODS:               Syndicated Borrowings;
                                ---------------------
                                LIBOR Loans - 1, 2, 3, or 6 months.
                                Adjusted CD Loans - 30, 60, 90, or 180 days.

                                Non-Syndicated Borrowings:
                                -------------------------
                                Money Market LIBOR Loans - minimum 1 month.
                                Money Market Absolute Rate Loans - minimum 7 days.

DRAWDOWNS:                      Minimum amounts of $5 million with additional
                                increments of $1 million for LIBOR, Adjusted CD
                                Loans and Money Market Loans ($1,000,000 with additional increments of $100,000 for Base Rate
                                Loans). Drawdowns are at Vencor's option with same day notice for Base Rate Loans, one business day's for Money Market Absolute Rate
                                Loans, two business days' for Adjusted CD Loans, three business days' for LIBOR Loans and five business days' for Money Market LIBOR Loans.

TERMINATION OR REDUCTION        Mandatory:
                                ---------
 OF COMMITMENTS:                Facility to be reduced to $1.2 billion on the
                                fourth anniversary of the closing date.

February 13, 1997                                                       Page 3

                                Voluntary:
                                ---------
                                Vencor may reduce the unused portion of the commitments by an amount of at least $10,000,000 at any time on three business days' notice.

PREPAYMENTS:                    Base Rate Loans may be prepaid at any time on
                                same day's notice before 12 noon New York time.
                                LIBOR and Adjusted CD Loans may not be prepaid before the end of an Interest Period unless compensation for funding losses is provided to the Banks. Money Market Loans may not be prepaid before the end of an Interest Period.

REPRESENTATIONS AND WARRANTIES: With respect to Vencor, TheraTx and their respective subsidiaries, including:

                                1.  Corporate existence.
                                2. Corporate and governmental authorization; no contravention; binding effect.
                                3.  Financial information.
                                4.  No material adverse change.
                                5.  Environmental matters.
                                6.  Compliance with laws, including ERISA.
                                7.  No material litigation.
                                8.  Existence, incorporation, etc. of
                                    subsidiaries.
                                9.  Payment of taxes.
                                10. Full disclosure.
                                11. Usual representations as to the merger
                                    agreement and the collateral.

CONDITIONS TO CLOSING:        Including:

                                1. Satisfactory closing documentation, including
                                   receipt and perfection of security in form
                                   and substance satisfactory to the Banks.
                                2. Prior to or simultaneously with the initial
                                   borrowing the acquisition of sufficient
                                   shares of TheraTx to permit completion of the merger contemplated by the Agreement and Plan of Merger dated as of February 9, 1997, without consent of the other shareholders.
                                3. No material adverse change shall have
                                   occurred in the financial condition, results of operations, business of Vencor, TheraTx and their respective subsidiaries since December 31, 1996.

February 13, 1997                                                       Page 4

                                4. Repayment of Vencor's credit agreement dated
                                   as of September 11, 1995, as amended.
                                5. Opinions of counsel in form and substance
                                   satisfactory to the Documentation Agent.
                                6. Receipt of required regulatory approvals and
                                   third party approvals, if any.

CONDITIONS TO BORROWING:      Including but not limited to:

                                1. Absence of default.
                                2. Accuracy of representations and warranties.

COVENANTS:                    With respect to Vencor, TheraTx and their
                              respective subsidiaries (with certain existing exceptions for Atria Communities), including but not limited to:

                                1.  Information.
                                2.  Maintenance of property; insurance coverage.
                                3.  Conduct of business; maintenance of
                                    existence.
                                4. Compliance with laws, including ERISA and environmental regulations.
                                5. Negative pledge (including subsidiary stock and assets).
                                6.  Consolidations, mergers and sale of assets.
                                7. Any new debt issuances shall be longer in maturity and on terms no more restrictive than the bank debt, except that refinancing of existing debt may occur under terms substantially equal to debt being refinanced. This facility may be used to refinance any existing debt. Vencor will be allowed to do short term money market borrowings outside the credit agreement after reaching investment grade status.
                                8. New subsidiary debt limited to $25 million in the aggregate, except no limitation on subsidiary debt assumed in acquisitions not created in contemplation thereof.
                                9.  Use of proceeds.
                                10. Minimum consolidated net worth shall not at
                                    any time be less than the sum of 80% of pro-forma net worth at closing, plus 50% of positive quarterly net income, plus 50% of the amount by which net worth is increased by equity issuances.
                                11. Maximum leverage ratio (Debt/EBITDA).
                                    Initially, 4.00:1.0. Further levels to be determined.
                                12. Coverage ratio (EBITDAR/I+R).
                                    Initially, 2.50:1.0. Further levels to be determined.
                                13. Restrictions on investments (in minority
                                    owned affiliates) - basket not to exceed 7% of consolidated net worth.

February 13, 1997                                                       Page 5

                                14. Limitations on restricted payments (until
                                    Vencor reaches Investment Grade Status) - basket not to exceed $50,000,000, plus additional increments of $10,000,000 per year thereafter.
                                15. Transactions with affiliates on arms-length
                                    basis.



EVENTS OF DEFAULT:            Including:

                                1. Failure to pay any principal or reimbursement
                                   obligations payable under the credit
                                   agreement when due; failure to pay interest or fees within three business days.
                                2. Failure to meet covenants (with grace
                                   periods, where appropriate).
                                3. Representations or warranties false in any
                                   material respect when made.
                                4. Cross default to other debt of Vencor,
                                   TheraTx and their respective subsidiaries which is triggered by an event which permits the holder to accelerate its debt or terminate its commitment aggregating $25 million or more.
                                5. Change of ownership or control.
                                6. Other usual defaults with respect to Vencor,
                                   TheraTx and their respective subsidiaries, including but not limited to insolvency, bankruptcy, ERISA, guarantees, collateral and judgment defaults.

INCREASED COSTS/CHANGE OF

CIRCUMSTANCES:                The credit agreement will contain customary
                              provisions protecting the Banks in the event of unavailability of funding, illegality, increased costs, capital adequacy and funding losses.

INDEMNIFICATION:              Vencor will indemnify the Banks against all
                              losses, liabilities, claims, damages, or expenses relating to their loans, Vencor's use of loan proceeds or the commitments, including but not limited to reasonable attorneys' fees and settlement costs (except such as result from the indemnitee's gross negligence or willful misconduct).

TRANSFERS AND PARTICIPATIONS: Banks will have the right to transfer or sell participations in their loans or commitments with the transferability of voting rights limited to changes in principal, rate, fees and term. Assignments, which must be in amounts of at least $15 million, will be allowed with the consent of the Borrower, the L/C Issuing Banks and the Administrative Agent, such consents not to be
                              unreasonably withheld.   Assignments will be
                              allowed

February 13, 1997                                                       Page 6
                              within the Bank group and to Bank affiliates without such consent.

REQUIRED BANKS:               51% of the Banks.



EXPENSES:                     Vencor will pay all legal and other reasonable
                              out-of-pocket expenses of the Documentation Agent and Administrative Agent related to this transaction and any subsequent amendments or waivers, including the fees and reasonable expenses of Davis Polk & Wardwell, special counsel to the Documentation Agent subject to a mutually agreed upon cap.

GOVERNING LAW:                State of New York.

February 13, 1997                                                       Page 7